Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 10, 2015

VIA EDGAR TRANSMISSION

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Semper Short Duration Fund (S000044807)
Semper MBS Total Return Fund (S000041568)

Dear Mr. Foor:

This correspondence is being filed in response to the oral comments and suggestions received from Mr. Keith O’Connell on December 1, 2015, to the Trust’s Post-Effective Amendment (“PEA”) No. 671 to its registration statement on Form N-1A.  PEA No. 671 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on October 16, 2015, for the purpose of adding Class A to the Semper MBS Total Return Fund (the “Fund”).

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment: Please confirm that the waiver recoupment for the Fund’s Class A shares will not include any class specific expenses specifically attributed to the Institutional Class or Investor Class, i.e., the Adviser may not recoup service fees that were paid by the Investor Class on Class A fees.

Response: The Trust so confirms.

2.	Staff Comment: With regard to the fourth footnote to the “Fees and Expenses” table, please state what is excluded from the recouped expenses.

Response: The Trust responds by revising the fourth footnote to the “Fees and Expenses” table as follows:

“(4) Semper Capital Management, L.P. (the “Adviser”) may request recoupment of previously waived fees and paid expenses (excluding AFFE, taxes, interest expense, dividends on securities sold short and extraordinary expenses), from the Fund for three years from the date they were paid, subject to the expense caps of 1.00% of average daily net assets for Class A shares, 0.75% of average daily net assets for Institutional Class shares and 1.00% of average daily net assets for Investor Class shares.”

3.	Staff Comment: With regard to the “Fees and Expenses” table, please confirm that dividends on securities sold short have been included or accounted for in the fee table.

Response: The Trust responds that the Fund has not yet engaged in short selling and therefore a separate line item has not been included in the table with regard to dividends on securities sold short.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust